FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated April 7, 2004 regarding extraordinary gain and loss on unconsolidated basis in fiscal year ended March 2004.

2.	Press release dated April 28, 2004 regarding financial results for fiscal year ended March 2004.

3.	Press release dated April 28, 2004 regarding new directors.

4.	Press release dated April 28, 2004 regarding grant of incentive stock options.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date May 24, 2004	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

Hitachi to Post Extraordinary Gain/Loss on

Unconsolidated Basis in Fiscal Year Ended March 2004

Tokyo, April 7, 2004 — Hitachi, Ltd. (TSE : 6501 / NYSE : HIT) today announced that it plans to post extraordinary items relating to the sale and impairment of securities on an unconsolidated basis for the fiscal year ended March 31, 2004.

1. Extraordinary Gain on Sale of Securities

Hitachi will record an approximate 61.8 billion yen of extraordinary gain on the sale of affiliated company shares and investments in securities. Of this amount, approximately 34.2 billion yen relates to the sale of affiliated company shares and 27.6 billion yen relates to the sale of investments in securities.

2. Extraordinary Loss on Impairment of Securities

Hitachi will record an extraordinary loss of approximately 10.1 billion yen on the impairment of affiliated company shares and investments in securities. Of this amount, approximately 5.2 billion yen relates to the impairment of affiliated company shares and 4.9 billion yen relates to the impairment of investments in securities.

About Hitachi, Ltd.

Hitachi, Ltd., (TSE : 6501 / NYSE : HIT) headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 340,000 employees worldwide. Fiscal 2002 (ended March 31, 2003) consolidated sales totaled 8,191.7 billion yen ($68.3 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Web site at http://www.hitachi.com.

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Hitachi Announces Consolidated Financial Results for Fiscal 2003

Tokyo, April 28, 2004 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for fiscal 2003, the year ended March 31, 2004.

1. Business Results and Financial Position

Note:	All figures, except for the outlook for fiscal 2004, were converted at the rate of 106 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 31, 2004.

Business Results

(1) Summary of Fiscal 2003 Consolidated Business Results

	Year ended March 31, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Net sales	8,632.4	5%	81,438
Operating income	184.8	21%	1,744
Income before income taxes and minority interests	237.1	145%	2,237
Income before minority interests	38.4	(13)%	363
Net income	15.8	(43)%	150

During the year, the world economy was strong, supported by rising demand for IT-related equipment, particularly in the U.S., and increasing demand in China.

The Japanese economy, meanwhile, showed signs of recovery, with strong exports and improving corporate earnings augmented by such factors as rising private-sector plant and equipment investment.

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Against this backdrop, Hitachi’s consolidated net sales rose 5% year on year, to 8,632.4 billion yen. This came amid major year-on-year changes in the Information & Telecommunication Systems, Electronic Devices and Logistics, Services & Others segments that resulted from ongoing business portfolio realignment across the Hitachi Group. Operating income climbed 21%, to 184.8 billion yen with contributions coming from improved results in the Electronic Devices, High Functional Materials & Components and Financial Services segments.

Other income jumped 245%, to 161.1 billion yen, despite lower interest income and dividends received. This increase was due to factors such as the sale of Nitto Denko Corporation shares. Other deductions increased 6%, to 108.8 billion yen due partly to higher charges for structural reforms. However, results from equity-method affiliates became positive.

As a result, Hitachi recorded a 145% increase in income before income taxes and minority interests, to 237.1 billion yen. After the deduction of 198.6 billion yen in income taxes, income before minority interests was 38.4 billion yen. Net income declined 43%, to 15.8 billion yen.

Net sales, operating income, income before income taxes and minority interests, and net income were all above the projections issued when Hitachi announced its financial results for the first half of fiscal 2003.

(2) Sales and Operating Income by Segment

Regarding net sales, sales in Information & Telecommunication Systems, Digital Media & Consumer Products, and High Functional Materials & Components were up year on year and Power & Industrial Systems sales were on a par with the previous fiscal year, while sales in other segments declined. However, sales in all segments were above forecasts issued when Hitachi’s first-half results were announced.

Regarding operating income, Electronic Devices, Digital Media & Consumer Products, High Functional Materials & Components, and Financial Services posted higher year-on-year earnings, while operating income declined in other segments. In Information & Telecommunication Systems, Electronic Devices, High Functional Materials & Components, and Financial Services, operating income was above forecasts issued with Hitachi’s first-half results, while operating income in other segments fell short of forecasts.

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[Information & Telecommunication Systems]

	Year ended March 31, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Sales	2,314.5	22%	21,835
Operating income	69.9	(37)%	660

Information & Telecommunication Systems sales increased 22%, to 2,314.5 billion yen, reflecting a solid performance in software and services, notably in outsourcing services, and hardware operations were bolstered by the inclusion of sales from hard disk drive (HDD) operations acquired from IBM Corporation. Another factor was firm sales of base stations for data communication systems for third-generation mobile phones in Japan. The segment saw operating income decline 37%, to 69.9 billion yen due to losses in HDD operations, despite improvements that were much better than initially expected.

[Electronic Devices]

	Year ended March 31, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Sales	1,312.3	(16)%	12,381
Operating income	30.4	—	287

In the Electronic Devices segment, sales decreased 16%, to 1,312.3 billion yen, mainly reflecting the April 2003 transfer of most semiconductor operations to equity-method affiliate Renesas Technology Corp., a joint venture with Mitsubishi Electric Corporation. Sales of displays grew sharply on brisk demand for TFT LCDs for mobile phones and large flat screen TVs. The segment posted operating income of 30.4 billion yen, reversing an operating loss of 23.2 billion yen a year earlier. Improved profitability in display business contributed to this turnaround.

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[Power & Industrial Systems]

	Year ended March 31, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Sales	2,297.9	0%	21,678
Operating income	33.9	(36)%	320

Power & Industrial Systems sales were on a par with the previous fiscal year at 2,297.9 billion yen. While sales of power generation equipment were sluggish, sales of automotive products increased as former Unisia JECS Corporation (now Hitachi Unisia Automotive, Ltd.) became a Hitachi subsidiary and sales to overseas markets at Hitachi Construction Machinery Co., Ltd. grew. Operating income decreased 36%, to 33.9 billion yen, despite higher earnings at Hitachi Construction Machinery. The lower profit was attributable to deterioration in profits in power generation equipment, as well as to expenditures accompanying additional work at environmental plant projects in Japan.

[Digital Media & Consumer Products]

	Year ended March 31, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Sales	1,226.9	2%	11,575
Operating income	6.9	12%	66

In Digital Media & Consumer Products, sales increased 2%, to 1,226.9 billion yen, as growth in sales of plasma TVs and mobile phones offset sluggish demand in Japan for home appliances. Segment operating income increased 12%, to 6.9 billion yen, with improved earnings in plasma TVs and mobile phones outweighing the effect on home appliances of sluggish demand in Japan.

[High Functional Materials & Components]

	Year ended March 31, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Sales	1,297.0	4%	12,237
Operating income	46.7	156%	441

In High Functional Materials & Components, sales rose 4%, to 1,297.0 billion yen as Hitachi Chemical Co., Ltd. and Hitachi Metals, Ltd. benefited from strong sales, particularly for electronic components. Segment operating income jumped 156%, to 46.7 billion yen on strong electronics-related product sales as well as the benefits of structural reforms.

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[Logistics, Services & Others]

	Year ended March 31, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Sales	1,256.2	(13)%	11,852
Operating income	0.5	(95)%	5

In Logistics, Services & Others, sales decreased 13%, to 1,256.2 billion yen, despite strong sales from the logistics solutions business at Hitachi Transport System, Ltd. Overseas sales companies saw sales decline due to the transfer of semiconductor sales operations to Renesas Technology, and the transfer of HDD sales operations to Hitachi Global Storage Technologies. Segment operating income dropped 95%, to 0.5 billion yen, due to the above mentioned transfers of semiconductor and HDD sales operations and increase in costs for strengthening new businesses. A one-time cost for changes in pension plans also affected operating income.

[Financial Services]

	Year ended March 31, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Sales	550.9	(5)%	5,198
Operating income	22.3	86%	211

In Financial Services, low interest rates and a declining volume of automobile loans to individuals affected results. Segment sales declined 5%, to 550.9 billion yen as a result. Operating income increased 86%, to 22.3 billion yen in the absence of one-time charges, such as providing for pension reforms, in the previous fiscal year.

(3) Sales by Market

	Year ended March 31, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Japan sales	5,654.8	2%	53,348

Overseas sales	2,977.5	13%	28,091
Asia	1,212.8	19%	11,442
North America	873.2	(2)%	8,238
Europe	655.8	22%	6,187
Other Areas	235.6	18%	2,223

Sales in Japan rose 2%, to 5,654.8 billion yen. While sales of power generation equipment and industrial machinery declined, sales were firm in services, notably for outsourcing. Sales were also supported by growth in sales of electronics-related products, including digital media products, such as plasma TVs, and electronic components and materials.

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Overseas sales increased 13%, to 2,977.5 billion yen due to the effect of acquiring HDD operations and growth in sales to overseas markets at Hitachi Construction Machinery. The transfer of most semiconductor operations to Renesas Technology and other factors brought down sales slightly in North America.

(4) Capital Investment, Depreciation and R&D Expenditures

Capital investment on a completion basis rose 4%, to 816.5 billion yen. Depreciation declined 9%, to 436.8 billion yen. R&D expenditures declined 1%, to 371.8 billion yen, and corresponded to 4.3% of net sales.

Financial Position

(1) Cash Flows

	Year ended March 31, 2004
	Billions of yen	Year-over-year change	Millions of U.S. dollars
Cash flows from operating activities	606.5	(39.9)	5,722
Cash flows from investing activities	(270.5)	348.7	(2,552)

Free cash flows	335.9	308.7	3,170

Cash flows from financing activities	(374.4)	(167.2)	(3,532)

Operating activities provided net cash of 606.5 billion yen, 39.9 billion yen less than in the previous fiscal year. This reflected effect of the transfer of most semiconductor operations to Renesas Technology, and increases in trade receivables and inventories in line with the increase in net sales.

Investing activities used net cash of 270.5 billion yen, 348.7 billion yen less than in the previous fiscal year. This reflected the sale of investments and affiliates’ common stock, as well as the acquisition of HDD operations in the previous fiscal year.

Free cash flows, the sum of cash flows from operating and investing activities, were an inflow of 335.9 billion yen, a 308.7 billion yen improvement over the previous fiscal year.

Financing activities used net cash of 374.4 billion yen, 167.2 billion yen more than the previous fiscal year, due to a decrease in borrowings resulting from the use of a pooling system for Hitachi Group funds.

Cash and cash equivalents as of March 31, 2004 amounted to 764.3 billion yen, a decrease of 63.7 billion yen during the fiscal year.

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(2) Financial Position

	As of March 31, 2004
	Billions of yen	Year-over-year change	Millions of U.S. dollars
Total assets	9,590.3	(589.0)	90,475
Total liabilities	6,623.3	(951.2)	62,485
Debts	2,497.5	(343.0)	23,562
Minority interests	798.8	47.2	7,536
Stockholders’ equity	2,168.1	314.9	20,454

Stockholders’ equity ratio	22.6%	4.4 point improvement	—
D/E ratio (including minority interests)	0.84 times	0.25 point improvement	—

Total assets at March 31, 2004 decreased 589.0 billion yen, to 9,590.3 billion yen, compared with the previous year-end, due the transfer of most semiconductor operations to Renesas Technology in April 2003, a reduction in retirement and severance benefits resulting from the transfer of the substitutional portion of employee pension fund liabilities to the Japanese government and other factors. Debt decreased 343.0 billion yen, to 2,497.5 billion yen. Stockholders’ equity increased 314.9 billion yen, to 2,168.1 billion yen due partly to the transfer of the substitutional portion of employee pension fund liabilities to the Japanese government. As a result of these factors, the stockholders’ equity ratio improved 4.4 points to 22.6%. The debt-to-equity ratio (including minority interests) improved by 0.25 of a point to 0.84.

Outlook for Fiscal 2004

	Year ending March 31, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Net sales	8,800.0	2%	83,810
Operating income	300.0	62%	2,857
Income before income taxes and minority interests	280.0	18%	2,667
Income before minority interests	140.0	264%	1,333
Net income	100.0	530%	952

While there are fears of a slowdown in the U.S. economy if the effects of tax cuts, low interest rates and other measures fade away, Hitachi expects that the world economy will continue its strong growth in fiscal 2004. Underpinning this outlook is an expected rising demand for IT-related equipment, particularly in the U.S. and expansion of Asian economies supported by rising demand in China, as well as a modest economic recovery in Europe.

The Japanese economy is expected to also continue its modest recovery on the back of increasing exports, which are being fueled by the U.S. economic upswing and the strong Chinese economy, continuing strength in private-sector plant and equipment investment, and consumer spending, as income and employment prospects improve slightly.

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Under these circumstances, Hitachi will push ahead with efforts to create new businesses and strengthen key businesses by capturing synergies in resource use across the Hitachi Group, guided by “i.e.HITACHI Plan II.” The company will also focus on structural reforms to concentrate more resources on highly profitable businesses and on measures to improve its financial position.

Projections for fiscal 2004, as given above, assume an exchange rate of 105 yen to the U.S. dollar.

2. Management Policy

Basic Management Policy and Strategy

Amid intensifying competition in world markets, Hitachi aims to step up its development by delivering competitive products and services imbuing higher value for customers. By taking full advantage of the diverse resources of the Hitachi Group while at the same time reviewing and restructuring businesses, Hitachi will bolster its competitiveness. This process will be consistent with Hitachi’s basic management policy, which is to increase shareholder value by meeting the expectations of customers, employees, shareholders and other stakeholders.

In line with this basic policy, in January 2003, Hitachi unveiled a medium-term management plan, “i.e.HITACHI Plan II,” which runs through fiscal 2005 (ending in March 2006). This plan targets two primary business domains that are the focus of the Hitachi Group—“New Era Lifeline Support Solutions,” which further fuse and enhance information systems services and social infrastructure systems, and “Global Products Incorporating Advanced Technology,” where Hitachi aims to achieve strong growth in global markets by focusing on technologies as well as high-performance hardware and software that incorporate knowledge. Various measures are being pursued for growth in both these fields.

In April 2004, Hitachi established the Hitachi Group Headquarters to accelerate group management in a manner best suited to Hitachi in two main ways: bolster the individual businesses of Hitachi Group companies, and give full play to the collective strengths of the Hitachi Group by encouraging greater inter-group collaboration. The Hitachi Group Headquarters will spearhead redoubled efforts to implement measures aimed at raising the corporate value of the Hitachi Group.

Business structural reforms are also being implemented to enhance competitiveness in global markets in Hitachi’s various business fields toward achieving the goals of “i.e.HITACHI Plan II.” In specific terms, Hitachi will examine and implement suitable measures to create growth and new businesses in key fields that leverage the group’s technological strengths and know-how; restructure the group with the aim of more effectively utilizing the group’s resources; and exit unprofitable businesses and push through restructuring measures that go beyond the Hitachi Group.

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FIV* (Future Inspiration Value), a benchmark based on the estimated cost of capital, is used to make decisions on actions for strengthening businesses. In deciding on individual investments, Hitachi uses FIV to select investments that will contribute to maximizing shareholder value. Combined with a powerful drive to reduce assets, including trade receivables and inventories, Hitachi aims to raise the return on assets. Through these and other actions, Hitachi has set the goal of maintaining a single-A grade long-term credit rating by increasing asset efficiency and strengthening its financial position.

The “i.e.HITACHI Plan II” will transform Hitachi’s earnings structure into a highly profitable one so that it can achieve positive FIV. At present, Hitachi has set the goals of generating consolidated operating income in excess of 400 billion yen and of achieving a debt-equity ratio (including minority interests) of 0.8 times in fiscal 2005. Hitachi is also targeting net sales in the order of 9 trillion yen in fiscal 2005.

(*) FIV is Hitachi’s economic value-added evaluation index in which the cost of capital is deducted from after-tax operating profit. After-tax operating profit must exceed the cost of capital to achieve positive FIV.

3. Corporate Governance

(1) Basic Stance and Initiatives Regarding Corporate Governance

Hitachi is working to reinforce corporate governance to establish an executive system that facilitates speedy business operations and a high degree of transparency. In June 2003, Hitachi adopted the Committee System to ensure the effective supervision of management and promote faster decision-making by demarcating responsibilities for management oversight and those for the execution of business operations.

The Board of Directors determines basic management policies and supervises executive officers in the performance of their duties while entrusting to executive officers considerable authority to make decisions with respect to Hitachi’s business affairs. As of March 31, 2004, the Board of Directors had 13 members, 4 of whom were from outside Hitachi. Three directors served concurrently as executive officers. The Chairman of the Board does not serve concurrently as an executive officer. The Board of Directors has met on 9 separate occasions since the adoption of the Committee System, and the attendance rate of directors at those meetings was 98%.

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Within the Board of Directors, three statutory committees have been established—the Nominating Committee, Audit Committee and Compensation Committee—with outside directors accounting for the majority of members of each committee. The Nominating Committee has the authority to decide on proposals submitted to the General Meeting of Shareholders for the appointment and dismissal of directors. The Audit Committee audits the performance of directors and executive officers and has the authority to decide on proposals submitted to the General Meeting of Shareholders for the appointment and dismissal of independent auditors. The Compensation Committee has the authority to set remuneration for individual directors and executive officers. The Nominating Committee, Audit Committee and Compensation Committee met 3, 7 and 3 times, respectively, during the fiscal year ended March 31, 2004. Hitachi also established the Board of Directors Office as an organization to support the Board of Directors and its three committees. Three Hitachi employees, who do not take orders from any executive officers, staff the Board of Directors Office.

Executive officers execute Hitachi’s business affairs and decide on matters pertaining to the same in accordance with the division of duties stipulated by resolutions of the Board of Directors. Important matters affecting the company as a whole are examined at the Senior Executive Committee, whose members are key executive officers, to reach decisions after taking into account a range of perspectives. The executive officers report their decisions to members of the Audit Committee.

Regarding risk management, each division implements countermeasures, such as the formulation of rules and guidelines. Furthermore, to ensure greater efficiency in the execution of day-to-day operations and compliance, internal audits are conducted to monitor business operations so that improvements can be made. Moreover, to ensure strict legal compliance, Hitachi has various committees and a whistle-blower system.

Regarding the reliability of financial reports, the Audit Committee monitors the independent auditors, and receives the audit plans of the independent auditors in advance to ensure that these auditors are not influenced by executive officers. Moreover, the prior approval of the Audit Committee is required with respect to the remuneration of the independent auditors and non-audit work.

(2) Personal, financial, trading and other beneficial relationships between Hitachi and outside directors

Hitachi has continuous business transactions with Asahi Glass Co., Ltd., where Hitachi outside director Hiromichi Seya was formerly chairman of the board, and Nippon Steel Corporation, the chairman of the board of which is Hitachi outside director Akira Chihaya. However, these transactions are very small in comparison with the size of operations of Asahi Glass, Nippon Steel or Hitachi. Furthermore, Hitachi outside director Toshiro Nishimura does not act as an advisory attorney of law for Hitachi.

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Policy on the Distribution of Earnings

Hitachi sets dividends by taking into consideration a range of factors, including its financial condition, results of operations and payout ratio. This policy is motivated by the desire to ensure the availability of sufficient internal funds for making investments in R&D and plant and equipment that are essential for maintaining competitiveness and improving profitability based on medium- and long-term plans, as well as to ensure the stable growth of dividends. Moreover, Hitachi has adopted a flexible stance toward the acquisition of its own shares, taking business plans, financial condition, market conditions and other factors into consideration in this respect.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends are used to assist readers in identifying these “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based on current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	increasing commoditization of information technology products, and intensifying price competition in the market for such products;

-	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing, particularly in the context of limited credit availability currently prevailing in Japan;

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-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

-	general economic conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

-	uncertainty as to Hitachi’s access to, and ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

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HITACHI, LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2004

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of 106 yen = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of March 31, 2004.

SUMMARY

In millions of yen and U.S. dollars, except Net income per share (6) and Net income per American Depositary Share (7).

	The years ended March 31
	YEN (millions)		(A)/(B) X100 (%)	U.S.DOLLARS (millions)
	2004 (A)	2003 (B)		2004
1. Net sales	8,632,450	8,191,752	105	81,438
2. Operating income	184,863	152,967	121	1,744
3. Income before income taxes and minority interests	237,149	96,828	245	2,237
4. Income before minority interests	38,494	44,166	87	363
5. Net income	15,876	27,867	57	150
6. Net income per share Basic Diluted	4.81 4.75	8.31 8.19	58 58	0.05 0.04
7. Net income per ADS (representing 10 shares) Basic Diluted	48 48	83 82	58 59	0.45 0.45

Notes: 1.	The Company’s financial statements are prepared based on U.S. GAAPs.
2.	Segment Information and operating income are presented in accordance with financial reporting principles and practices generally accepted in Japan.
3.	The figures are for 956 consolidated subsidiaries and 165 equity-method affiliates.

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CONSOLIDATED STATEMENTS OF INCOME

	The years ended March 31
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2004 (A)	2003 (B)		2004
Net sales	8,632,450	8,191,752	105	81,438
Cost of sales	6,710,154	6,240,493	108	63,303
Selling, general and administrative expenses	1,737,433	1,798,292	97	16,391
Operating income	184,863	152,967	121	1,744
Other income (Interest and dividends) (Other)	161,170 19,160 142,010	46,737 23,079 23,658	345 83 600	1,520 181 1,340
Other deductions (Interest charges) (Other)	108,884 30,855 78,029	102,876 34,338 68,538	106 90 114	1,027 291 736
Income before income taxes and minority interests	237,149	96,828	245	2,237
Income taxes	198,655	52,662	377	1,874
Income before minority interests	38,494	44,166	87	363
Minority interests	22,618	16,299	139	213
Net income	15,876	27,867	57	150

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CONSOLIDATED BALANCE SHEETS

	YEN (millions)		(A)/(B) X100 (%)	U.S.DOLLARS (millions)
	As of March 31, 2004 (A)	As of March 31, 2003 (B)		As of March 31, 2004
Assets	9,590,322	10,179,389	94	90,475

Current assets	5,219,942	5,193,465	101	49,245
Cash and cash equivalents	764,396	828,171	92	7,211
Short-term investments	177,949	186,972	95	1,679
Trade receivables
Notes	142,802	153,587	93	1,347
Accounts	2,043,727	1,903,640	107	19,280
Investment in leases	451,753	437,076	103	4,262
Inventories	1,123,406	1,187,529	95	10,598
Other current assets	515,909	496,490	104	4,867

Investments and advances	908,962	726,442	125	8,575

Property, plant and equipment	2,232,862	2,601,050	86	21,065

Other assets	1,228,556	1,658,432	74	11,590

Liabilities and Stockholders’ equity	9,590,322	10,179,389	94	90,475

Current liabilities	3,911,054	4,005,228	98	36,897
Short-term debt and current installments of long-term debt	1,183,463	1,328,446	89	11,165
Trade payables
Notes	67,581	71,934	94	638
Accounts	1,220,033	1,140,130	107	11,510
Advances received	216,544	252,861	86	2,043
Other current liabilities	1,223,433	1,211,857	101	11,542

Noncurrent liabilities	2,712,321	3,569,371	76	25,588
Long-term debt	1,314,102	1,512,152	87	12,397
Retirement and severance benefits	1,273,509	1,932,646	66	12,014
Other liabilities	124,710	124,573	100	1,177

Minority interests	798,816	751,578	106	7,536

Stockholders’ equity	2,168,131	1,853,212	117	20,454
Common stock	282,032	282,032	100	2,661
Capital surplus	551,690	562,214	98	5,205
Legal reserve and retained earnings	1,760,435	1,766,338	100	16,608
Accumulated other comprehensive loss	(393,864)	(755,525)	—	(3,716)
(Foreign currency translation adjustments)	(95,786)	(60,948)	—	(904)
(Minimum pension liability adjustments)	(329,536)	(698,916)	—	(3,109)
(Net unrealized holding gain on available-for-sale securities)	31,499	4,874	646	297
(Cash flow hedges)	(41)	(535)	—	0
Treasury stock	(32,162)	(1,847)	—	(303)

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CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	YEN (millions)		U.S. DOLLARS (millions)
	The year ended March 31, 2004	The year ended March 31, 2003	The year ended March 31, 2004
Common stock
Balance at beginning of year	282,032	282,032	2,661

Balance at end of year	282,032	282,032	2,661

Capital surplus
Balance at beginning of year	562,214	527,010	5,304

Conversion of convertible debentures	943	370	9
Increase (Decrease) arising from issuance of subsidiaries’ common stock, divestiture and other	(11,467)	34,834	(108)

Balance at end of year	551,690	562,214	5,205

Legal reserve
Balance at beginning of year	111,309	110,751	1,050

Transfers from (to) retained earnings	(1,849)	554	(17)
Transfers from (to) minority interests arising from conversion of subsidiaries’ convertible debentures and other	(297)	4	(3)
Balance at end of year	109,163	111,309	1,030

Retained earnings
Balance at beginning of year	1,655,029	1,643,248	15,613

Net income	15,876	27,867	150
Cash dividends	(19,990)	(10,013)	(189)
Transfers from (to) legal reserve	1,849	(554)	17
Transfers to minority interests arising from conversion of subsidiaries’ convertible debentures	(1,189)	(291)	(11)
Transfers to minority interests arising from change in ownership interest in subsidiaries’ common stock and other	(303)	(5,228)	(3)

Balance at end of year	1,651,272	1,655,029	15,578

Legal reserve and retained earnings	1,760,435	1,766,338	16,608

Accumulated other comprehensive loss
Foreign currency translation adjustments
Balance at beginning of year	(60,948)	(38,012)	(575)

Current-period change	(34,838)	(22,936)	(329)

Balance at end of year	(95,786)	(60,948)	(904)

Minimum pension liability adjustments
Balance at beginning of year	(698,916)	(260,100)	(6,594)

Current-period change	369,380	(438,816)	3,485

Balance at end of year	(329,536)	(698,916)	(3,109)

Net unrealized holding gain on available-for-sale securities
Balance at beginning of year	4,874	39,997	46

Changes in unrealized holding gain	26,625	(35,123)	251

Balance at end of year	31,499	4,874	297

Cash flow hedges
Balance at beginning of year	(535)	(369)	(5)

Changes in the fair value of derivative financial instruments	494	(166)	5

Balance at end of year	(41)	(535)	(0)

Accumulated other comprehensive loss	(393,864)	(755,525)	(3,716)

Treasury stock
Balance at beginning of year	(1,847)	(333)	(17)
Current-period increase	(30,315)	(1,514)	(286)

Balance at end of year	(32,162)	(1,847)	(303)

Total stockholders’ equity	2,168,131	1,853,212	20,454

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CONSOLIDATED STATEMENTS OF CASH FLOWS

	The years ended March 31
	YEN (millions)		U.S. DOLLARS (millions)
	2004	2003	2004
Cash flows from operating activities
Net income	15,876	27,867	150
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	436,053	480,274	4,114
Deferred income taxes	77,056	(35,526)	727
Gain (Loss) on disposal of rental assets and other property	13,274	(14,064)	125
Decrease (Increase) in receivables	(187,545)	2,280	(1,769)
Decrease (Increase) in inventories	(67,026)	7,994	(632)
Increase in payables	145,234	96,777	1,370
Other	173,621	80,916	1,638

Net cash provided by operating activities	606,543	646,518	5,722
Cash flows from investing activities
Increase (decrease) in short-term investments	10,035	(8,162)	95
Capital expenditures	(289,753)	(323,825)	(2,734)
Purchase of rental assets, net	(465,538)	(411,452)	(4,392)
Proceeds from sale of investments and subsidiaries’ common stock, net	190,716	(95,074)	1,799
Collection of investment in leases	432,257	411,522	4,078
Other	(148,270)	(192,294)	(1,399)

Net cash used in investing activities	(270,553)	(619,285)	(2,552)
Cash flows from financing activities
Decrease in interest-bearing debt	(320,477)	(184,447)	(3,023)
Dividends paid to stockholders	(19,961)	(9,973)	(188)
Dividends paid to minority stockholders of subsidiaries	(13,714)	(13,108)	(129)
Other	(20,283)	358	(191)

Net cash used in financing activities	(374,435)	(207,170)	(3,532)
Effect of exchange rate changes on cash and cash equivalents	(25,330)	(21,266)	(239)

Net decrease in cash and cash equivalents	(63,775)	(201,203)	(602)
Cash and cash equivalents at beginning of year	828,171	1,029,374	7,813

Cash and cash equivalents at end of year	764,396	828,171	7,211

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SEGMENT INFORMATION

(1) INDUSTRY SEGMENTS

	The years ended March 31
	YEN (millions)			(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2004 (A)	2003 (B)			2004
Sales

Information & Telecommunication Systems	2,314,552 23%	1,899,651 19%		122	21,835
Electronic Devices	1,312,380 13%	1,570,069 15%		84	12,381
Power & Industrial Systems	2,297,913 22%	2,297,068 22%		100	21,678
Digital Media & Consumer Products	1,226,955 12%	1,205,551 12%		102	11,575
High Functional Materials & Components	1,297,085 13%	1,248,550 12%		104	12,237
Logistics, Services & Others	1,256,266 12%	1,449,594 14%		87	11,852
Financial Services	550,982 5%	579,267 6%		95	5,198
Subtotal	10,256,133 100%	10,249,750 100%		100	96,756
Eliminations & Corporate items	(1,623,683)	(2,057,998)		—	(15,318)

Total	8,632,450	8,191,752		105	81,438

Operating income (loss)

Information & Telecommunication Systems	69,932 33%	110,523 59%		63	660
Electronic Devices	30,424 15%	(23,242 (12	) )%	—	287
Power & Industrial Systems	33,933 16%	53,253 28%		64	320
Digital Media & Consumer Products	6,951 3%	6,204 3%		112	66

High Functional Materials & Components	46,767 22%	18,301 10%		256	441
Logistics, Services & Others	533 0%	10,352 6%		5	5
Financial Services	22,388 11%	12,067 6%		186	211
Subtotal	210,928 100%	187,458 100%		113	1,990
Eliminations & Corporate items	(26,065)	(34,491)		—	(246)

Total	184,863	152,967		121	1,744

Note: Net sales by industry segment include intersegment transactions.

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(2) GEOGRAPHIC SEGMENTS

	The years ended March 31
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2004 (A)	2003 (B)		2004
Sales
Japan
Outside customer sales	6,364,411 64%	6,290,654 65%	101	60,042
Intersegment transactions	854,532 9%	1,026,916 11%	83	8,062
Total	7,218,943 73%	7,317,570 76%	99	68,103
Asia
Outside customer sales	993,471 10%	651,228 7%	153	9,372
Intersegment transactions	312,153 3%	351,006 3%	89	2,945
Total	1,305,624 13%	1,002,234 10%	130	12,317
North America
Outside customer sales	784,782 8%	802,582 8%	98	7,404
Intersegment transactions	25,894 0%	38,753 1%	67	244
Total	810,676 8%	841,335 9%	96	7,648
Europe
Outside customer sales	404,278 4%	379,615 4%	106	3,814
Intersegment transactions	32,949 1%	28,382 0%	116	311
Total	437,227 5%	407,997 4%	107	4,125
Other Areas
Outside customer sales	85,508 1%	67,673 1%	126	807
Intersegment transactions	2,655 0%	2,645 0%	100	25
Total	88,163 1%	70,318 1%	125	832
Subtotal	9,860,633 100%	9,639,454 100%	102	93,025
Eliminations & Corporate items	(1,228,183)	(1,447,702)	—	(11,587)

Total	8,632,450	8,191,752	105	81,438

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	The years ended March 31
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2004 (A)	2003 (B)		2004
Operating income
Japan	177,102 77%	155,684 82%	114	1,671
Asia	33,363 15%	18,357 10%	182	315
North America	4,733 2%	6,336 3%	75	45
Europe	10,512 5%	6,720 4%	156	99
Other Areas	3,245 1%	2,097 1%	155	31
Subtotal	228,955 100%	189,194 100%	121	2,160
Eliminations & Corporate items	(44,092)	(36,227)	—	(416)

Total	184,863	152,967	121	1,744

(3) SALES BY MARKET

	The years ended March 31
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2004 (A)	2003 (B)		2004
Japan	5,654,856 66%	5,546,543 68%	102	53,348
Asia	1,212,844 14%	1,017,439 12%	119	11,442
North America	873,243 10%	890,684 11%	98	8,238
Europe	655,824 7%	537,029 7%	122	6,187
Other Areas	235,683 3%	200,057 2%	118	2,223
Outside Japan	2,977,594 34%	2,645,209 32%	113	28,091

Total	8,632,450 100%	8,191,752 100%	105	81,438

# # #

April 28, 2004

HITACHI, LTD.

UNCONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2004

(106yen = U.S.$1)

	YEN (millions)			U.S. DOLLARS (millions)
INCOME STATEMENTS	2004(A)	2003(B)	(A)/(B)×100	2004
Net sales	2,488,873	3,112,411	80%	23,480
Cost of sales	1,999,740	2,517,608	79%	18,865
Gross Profit	489,132	594,802	82%	4,614
S.G.A. expenses	481,584	541,061	89%	4,543
Operating income	7,548	53,741	14%	71
Other income	61,569	51,496	120%	581
Other deductions	48,934	53,223	92%	462
Ordinary income	20,183	52,014	39%	190
Extraordinary gain	68,891	92,198	75%	650
Extraordinary loss	10,155	63,127	16%	96
Income before income taxes	78,918	81,085	97%	745
Current income taxes	(61,207)	(17,681)	346%	(577)
Deferred income taxes	100,014	70,477	142%	944
Net income	40,111	28,289	142%	378
Basic EPS (yen and dollars)	12.14	8.38	145%	0.11
Diluted EPS (yen and dollars)	12.14	—	—	0.11

BALANCE SHEETS	2004/3/31(A)	2003/3/31(B)	(A)/(B)×100	2004/3/31
Current assets	1,909,420	1,921,651	99%	18,013
(Quick assets)	1,528,119	1,509,346	101%	14,416
(Inventories)	294,396	326,611	90%	2,777
(Deferred tax assets)	86,903	85,693	101%	820
Fixed assets	1,798,964	1,903,377	95%	16,971
(Investments)	1,231,360	1,078,032	114%	11,617
(Deferred tax assets)	123,516	249,036	50%	1,165
(Others)	444,088	576,309	77%	4,190
Total assets	3,708,385	3,825,029	97%	34,985

Current liabilities	1,819,420	1,819,074	100%	17,164
Fixed liabilities	515,584	631,990	82%	4,864
(Debentures)	280,000	418,471	67%	2,642
(Long-term loans)	54,428	23,548	231%	513
(Others)	181,156	189,971	95%	1,709
Total liabilities	2,335,005	2,451,065	95%	22,028
Stockholders’ equity	1,373,379	1,373,964	100%	12,956
Liabilities and stockholders’ equity	3,708,385	3,825,029	97%	34,985

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FORECAST FOR THE YEAR ENDING MARCH 31, 2005

	Net sales	Ordinary income	Net income
Millions of Yen	2,545,000	25,000	40,000
Millions of U.S. dollars	24,009	236	377

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends are used to assist readers in identifying these “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based on current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	rapid technological change, particularly in the Information & Telecommunication Systems segment ;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment and Digital Media & Consumer Products segment;

-	increasing commoditization of information technology products, and intensifying price competition in the market for such products;

-	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing, particularly in the context of limited credit availability currently prevailing in Japan;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

-	general economic conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

-	uncertainty as to Hitachi’s access to, and ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

# # #

April 28, 2004

Hitachi, Ltd.

Supplementary information for fiscal 2003, ended March 31, 2004 (Consolidated basis)

1. Summary

	(Billions of yen)
	Fiscal 2002		Fiscal 2003		Fiscal 2004 (Forecast)
	(A)	(A)/ FY2001	(B)	(B)/(A)	1st half of FY 2004	Note 2	(C)	(C)/(B)
Net sales	8,191.7	102%	8,632.4	105%	4,150.0	103%	8,800.0	102%
C/U (Note 1)	263%	—	347%	—	374%	—	346%	—
Operating income	152.9	—	184.8	121%	90.0	445%	300.0	162%
Income before income taxes and minority interests	96.8	—	237.1	245%	80.0	88%	280.0	118%
Income before minority interests	44.1	—	38.4	87%	43.0	300%	140.0	364%
Income before minority interests / (Stockholders’ equity + Minority interests)	1.5%	—	1.4	—	—	—	—	—
Net income	27.8	—	15.8	57%	25.0	464%	100.0	630%
C/U (Note 1)	99%	—	40%	—	167%	—	250%	—
ROE	1.3%	—	0.8%	—	—	—	—	—
Average exchange rate (yen / U.S.$)	121	—	113	—	105	—	105	—
Net interest and dividends	(11.2)	—	(11.6)	—	(8.5)	—	(15.0)	—

Notes :	1. C/U : Consolidated basis / Unconsolidated basis 2. 1st half of FY 2004 / 1st half of FY 2003

	As of March 31, 2003	As of March 31, 2004
Cash & cash equivalents, Short-term investments (Billions of yen)	1,015.1	942.3
Interest-bearing debt (Billions of yen)	2,840.5	2,497.5
Number of employees	339,572	326,344
Japan	256,085	237,880
Overseas	83,487	88,464
Number of consolidated subsidiaries	1,112	956
Japan	708	545
Overseas	404	411

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2. Sales by industry segment

	(Billions of yen)
	Fiscal 2002		Fiscal 2003		Fiscal 2004 (Forecast)
	(A)	(A)/ FY 2001	(B)	(B)/(A)	1st half of FY 2004	Note	(C)	(C)/(B)
Information & Telecommunication Systems	1,899.6	104%	2,314.5	122%	1,100.0	104%	2,400.0	104%
Electronic Devices	1,570.0	106%	1,312.3	84%	640.0	105%	1,330.0	101%
Power & Industrial Systems	2,297.0	101%	2,297.9	100%	1,080.0	101%	2,400.0	104%
Digital Media & Consumer Products	1,205.5	103%	1,226.9	102%	610.0	104%	1,270.0	104%
High Functional Materials & Components	1,248.5	100%	1,297.0	104%	660.0	106%	1,350.0	104%
Logistics, Services & Others	1,449.5	101%	1,256.2	87%	570.0	93%	1,200.0	96%
Financial Services	579.2	102%	550.9	95%	240.0	90%	490.0	89%
Eliminations & Corporate items	(2,057.9)	—	(1,623.6)	—	(750.0)	—	(1,640.0)	—
Total	8,191.7	102%	8,632.4	105%	4,150.0	103%	8,800.0	102%

Notes : 1st half of FY 2004 / 1st half of FY 2003

3. Operating income (loss) by industry segment

	(Billions of yen)
	Fiscal 2002		Fiscal 2003		Fiscal 2004 (Forecast)
	(A)	(A)/ FY 2001	(B)	(B)/(A)	1st half of FY 2004	Note	(C)	(C)/(B)
Information & Telecommunication Systems	110.5	309%	69.9	63%	31.0	574%	114.0	163%
Electronic Devices	(23.2)	—	30.4	—	25.0	680%	55.0	181%
Power & Industrial Systems	53.2	97%	33.9	64%	2.0	25%	55.0	162%
Digital Media & Consumer Products	6.2	—	6.9	112%	9.0	—	24.0	345%
High Functional Materials & Components	18.3	—	46.7	256%	22.0	238%	54.0	115%
Logistics, Services & Others	10.3	318%	0.5	5%	5.5	—	13.0	—
Financial Services	12.0	32%	22.3	186%	8.0	98%	23.0	103%
Eliminations & Corporate items	(34.4)	—	(26.0)	—	(12.5)	—	(38.0)	—
Total	152.9	—	184.8	121%	90.0	445%	300.0	162%

Notes : 1st half of FY 2004 / 1st half of FY 2003

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4. Overseas sales by industry segment

	(Billions of yen)
	Fiscal 2002		Fiscal 2003		Fiscal 2004 (Forecast)
	(A)	(A)/FY 2001	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	273.0	111%	687.4	252%
Electronic Devices	542.0	109%	495.9	92%
Power & Industrial Systems	411.9	104%	506.5	123%
Digital Media & Consumer Products	486.8	92%	493.7	101%
High Functional Materials & Components	311.5	94%	334.1	107%
Logistics, Services & Others	582.4	114%	421.0	72%
Financial Services	37.4	95%	38.6	103%
Corporate items	0	—	0	—
Total	2,645.2	104%	2,977.5	113%	3,150.0	106%

5. Overseas production (Total sales of overseas manufacturing subsidiaries)

	(Billions of yen)
	Fiscal 2002		Fiscal 2003
	(A)	(A)/FY 2001	(B)	(B)/(A)
Overseas production	1,033.8	95%	1,490.3	144%
Percentage of net sales	13%	—	17%	—
Percentage of overseas sales	39%	—	50%	—

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6. Capital investment by industry segment (Completion basis, including leasing assets)

	(Billions of yen)
	Fiscal 2002		Fiscal 2003		Fiscal 2004 (Forecast)
	(A)	(A)/FY 2001	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	72.7	81%	82.0	113%
Electronic Devices	91.2	80%	39.5	43%
Power & Industrial Systems	70.7	95%	71.6	101%
Digital Media & Consumer Products	35.1	91%	31.9	91%
High Functional Materials & Components	60.6	76%	62.4	103%
Logistics, Services & Others	30.8	77%	29.2	95%
Financial Services	467.6	99%	522.8	112%
Eliminations & Corporate items	(41.6)	—	(23.2)	—
Total	787.4	92%	816.5	104%	900.0	110%
Leasing Assets	459.0	104%	520.3	113%	550.0	106%
Other	328.4	79%	296.1	90%	350.0	118%

7. Depreciation by industry segment

	(Billions of yen)
	Fiscal 2002		Fiscal 2003		Fiscal 2004 (Forecast)
	(A)	(A)/FY 2001	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	59.1	85%	81.3	137%
Electronic Devices	112.7	70%	52.0	46%
Power & Industrial Systems	70.1	111%	73.5	105%
Digital Media & Consumer Products	40.8	93%	37.8	93%
High Functional Materials & Components	73.0	89%	66.7	91%
Logistics, Services & Others	28.8	79%	25.7	89%
Financial Services	91.5	132%	95.4	104%
Corporate items	3.8	108%	3.4	91%
Total	480.2	91%	436.0	91%	460.0	105%
Leasing Assets	102.0	129%	107.1	105%	130.0	121%
Other	378.2	84%	328.8	87%	330.0	100%

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8. R&D expenditure by industry segment

	(Billions of yen)
	Fiscal 2002		Fiscal 2003		Fiscal 2004 (Forecast)
	(A)	(A)/FY 2001	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	121.3	89%	169.8	140%
Electronic Devices	105.5	90%	40.9	39%
Power & Industrial Systems	64.6	101%	69.8	108%
Digital Media & Consumer Products	33.8	90%	33.2	98%
High Functional Materials & Components	41.7	88%	43.3	104%
Logistics, Services & Others	8.5	71%	12.5	146%
Financial Services	1.4	117%	2.0	142%
Total	377.1	91%	371.8	99%	390.0	105%
Percentage of net sales	4.6%	—	4.3%	—	4.4%	—

9. Balance sheets by financial and non-financial services

	(Billions of yen)
	As of March 31, 2003	As of March 31, 2004
Assets
Manufacturing, Services and Others
Cash and cash equivalents	716.9	689.9
Short-term investments	146.0	151.3
Trade receivables	1,746.3	1,805.1
Inventories	1,186.4	1,122.9
Investments and advances	678.3	825.5
Property, plant and equipment	2,308.5	1,941.4
Other assets	2,242.4	1,909.2
Total	9,025.0	8,445.5
Financial Services
Cash and cash equivalents	107.0	74.4
Trade receivables	543.6	600.6
Investment in leases	606.2	588.7
Property, plant and equipment	307.9	303.3
Other assets	367.5	495.6
Total	1,932.4	2,062.9
Eliminations	(778.0)	(918.1)
Assets	10,179.3	9,590.3
Liabilities and Stockholders’ equity
Manufacturing, Services and Others
Short-term debt	1,095.6	938.6
Trade payables	1,148.6	1,254.8
Long-term debt	954.3	803.9
Other liabilities	3,421.0	2,688.3
Total	6,619.7	5,685.7
Financial Services
Short-term debt	579.6	745.4
Trade payables	256.0	243.1
Long-term debt	708.1	647.8
Other liabilities	148.1	181.2
Total	1,692.0	1,817.7
Eliminations	(737.1)	(880.0)
Liabilities	7,574.5	6,623.3
Minority interests	751.5	798.8
Stockholders’ equity	1,853.2	2,168.1
Liabilities and stockholders’ equity	10,179.3	9,590.3

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10. Statements of operating results by financial and non-financial services

(Billions of yen)
		Fiscal 2002		Fiscal 2003
Manufacturing, Services and Others	Sales Cost of sales and selling, general and administrative expenses Operating income	7,891.2 7,750.7 140.5		8,333.5 8,171.0 162.4
Financial Services	Sales Cost of sales and selling, general and administrative expenses Operating income	579.2 567.2 12.0		550.9 528.5 22.3
Eliminations	Sales Cost of sales and selling, general and administrative expenses Operating income	(278.7 (279.1 0.3	) )	(252.0 (252.0 0	) )
Total	Sales Cost of sales and selling, general and administrative expenses Operating income	8,191.7 8,038.7 152.9		8,632.4 8,447.5 184.8

Note:	Figures in tables 5, 9 and 10 represent unaudited financial information prepared by the Company for the purpose of this supplementary information.

# # #

April 28, 2004

Hitachi, Ltd.

Supplementary information for fiscal 2003, ended March 31, 2004 (Unconsolidated basis)

1. Summary

	(Billions of yen)
	Fiscal 2002		Fiscal 2003		Fiscal 2004 (Forecast)
	(A)	(A)/FY2001	(B)	(B)/(A)	1st half of FY 2004	(Note)	(C)	(C)/(B)
Net sales	3,112.4	88%	2,488.8	80%	1,110.0	98%	2,545.0	102%
Operating income	53.7	—	7.5	14%	—	—	—	—
Ordinary income	52.0	—	20.1	39%	0	0%	25.0	124%
Net income	28.2	—	40.1	142%	15.0	78%	40.0	100%
Dividend payout ratio (%)	71.6	—	65.9	—	—	—	—	—
Average exchange rate (yen / U.S.$)	121	—	112	—	105	—	105	—

Note: 1st half of FY 2004 / 1st half of FY 2003

	As of March 31, 2003	As of March 31, 2004
Cash & cash equivalents, Short-term Investments (Billions of yen)	253.7	351.4
Interest-bearing debt (Billions of yen)	683.3	594.5
Number of employees	44,375	36,582

2. Sales by industry segment

	(Billions of yen)
	Fiscal 2002		Fiscal 2003
	(A)	(A)/FY2001	(B)	(B)/(A)
Information & Telecommunication Systems	1,440.0	102%	1,366.7	95%
Electronic Devices	495.6	95%	—	—
Power & Industrial Systems	955.4	87%	843.1	88%
Digital Media & Consumer Products	221.3	45%	278.9	126%
Total	3,112.4	88%	2,488.8	80%

Note:	The Displays Group and the Semiconductor & Integrated Circuits Group were separated from Hitachi, Ltd. on October 1, 2002 and April 1, 2003, respectively. The remaining operations of the Electronic Devices segment are included in the Digital Media & Consumer Products segment effective from fiscal 2003.

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3. Capital investment (Based on construction starts)

	(Billions of yen)
	Fiscal 2002		Fiscal 2003
	(A)	(A)/FY2001	(B)	(B)/(A)
Information & Telecommunication Systems	18.5	100%	13.0	70%
Electronic Devices	31.0	200%	—	—
Power & Industrial Systems	15.0	68%	14.0	93%
Digital Media & Consumer Products	1.5	23%	1.5	100%
Other	11.0	85%	11.5	105%
Total	77.0	102%	40.0	52%

Note:	The Displays Group and the Semiconductor & Integrated Circuits Group were separated from Hitachi, Ltd. on October 1, 2002 and April 1, 2003, respectively. The remaining operations of the Electronic Devices segment are included in the Digital Media & Consumer Products segment effective from fiscal 2003.

4. Depreciation (note)

	(Billions of yen)
	Fiscal 2002		Fiscal 2003
	(A)	(A)/FY2001	(B)	(B)/(A)
Depreciation	86.7	74%	48.0	55%

Note:	The figures do not include depreciation on leasing assets.

5. R&D expenditures

	(Billions of yen)
	Fiscal 2002		Fiscal 2003
	(A)	(A)/FY2001	(B)	(B)/(A)
Total	223.0	81%	135.5	61%
Percentage of net sales	7.2%	—	5.4%	—

# # #

April 28, 2004

Hitachi, Ltd.

Supplementary Information on Information & Telecommunication Systems and Displays

Note: *1.	Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

1. Information & Telecommunication Systems

(1) Sales and operating income by product sector *2 *3

	(Upper rows show comparisons to the previous year; billions of yen)

	Fiscal 2003			Fiscal 2004 (Forecast)
	1st half	2nd half	Total	1st half	2nd half	Total
Sales	120%	123%	122%	104%	103%	104%
	1,053.2	1,261.2	2,314.5	1,100.0	1,300.0	2,400.0
Software & Services	101 459.5%	100 531.1%	101 990.6%	101 462.0%	111 588.0%	106 1,050.0%
Hardware	140 593.7%	149 730.1%	145 1,323.8%	107 638.0%	98 712.0%	102 1,350.0%
Operating income	13%	94%	63%	574%	129%	163%
	5.3	64.5	69.9	31.0	83.0	114.0
Software & Services	66 20.6%	121 35.6%	93 56.2%			125 70.0%
Hardware	— (15.3)	74 28.9%	27 13.6%			324 44.0%

Notes: *2.	On April 1, 2003, all hard disk drive operations were integrated with Hitachi Global Storage Technologies (Hitachi GST), a Hitachi subsidiary which started operations on January 1, 2003.
Hitachi GST has a December 31 year-end and the consolidated results for Hitachi, Ltd. for the twelve months ended March 31, 2004, includes Hitachi GST’s business results for the twelve months ended December 31, 2003.
*3.	Figures for each product exclude intra-segment transactions.

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2

(2) Sales by product sector *2 *3

(Upper rows show comparisons to the previous year; billions of yen)

	Fiscal 2003			Fiscal 2004 (Forecast)
	1st half	2nd half	Total	1st half	2nd half	Total
Sales	120 1,053.2%	123 1,261.2%	122 2,314.5%	104 1,100.0%	103 1,300.0%	104 2,400.0%
Software & Services	101 459.5%	100 531.1%	101 990.6%	101 462.0%	111 588.0%	106 1,050.0%
Software	91 83.8%	81 77.2%	86 161.0%
Services	104 375.7%	104 453.9%	104 829.6%
Hardware	140 593.7%	149 730.1%	145 1,323.8%	107 638.0%	98 712.0%	102 1,350.0%
Storage *4	176 292.1%	203 363.0%	190 655.1%
Servers *5	111 67.0%	91 66.1%	100 133.1%
PCs *6	93 66.8%	99 84.5%	97 151.3%
Telecommunication	125 58.8%	107 69.6%	115 128.4%
Others	136 109.0%	166 146.9%	152 255.9%

Notes:

*4. Figures for Storage include disk array subsystems, hard disk drives, etc.

*5. Figures for Servers include general-purpose computers, UNIX servers, supercomputers, etc.

*6. Figures for PCs include PC servers, client PCs, etc.

(3) SAN/NAS Storage Solutions

(The upper row shows comparisons to the previous year; billions of yen)

	Fiscal 2003			Fiscal 2004 (Forecast)
	1st half	2nd half	Total	1st half	2nd half	Total
Sales	98 128.0%	97 136.0%	98 264.0%	107 137.0%	113 153.0%	110 290.0%

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3

(4) Shipments of main products

	Fiscal 2003			Fiscal 2004 (Forecast)
	1st half	2nd half	Total	1st half	2nd half	Total
Large-capacity disk array subsystems *7	17,700	22,900	40,600	26,000	33,200	59,200
Middle-capacity disk array subsystems *7	3,900	6,400	10,300	12,000	13,900	25,900
PCs & PC servers *8	278,000	327,000	605,000	310,000	370,000	680,000

Notes:	*7. The figures for disk array subsystems represent storage capacity stated in terabyte units. *8. PC figures are in units, for Japan only, on a parent company basis.

(5) Hard Disk Drives *9 *10 *11

		Fiscal 2003
Period recorded for consolidated accounting purposes (Shipment Period)		1st half (Jan.2003 to Jun.2003)		2nd half (Jul.2003 to Dec.2003)	Total (Jan.2003 to Dec.2003)
			Ref *17			Ref *17
Sales (billions of yen)		192.9	219.7	264.5	457.4	484.2
Operating income (loss) (billions of yen)		(20.9)	(21.1)	10.0	(10.9)	(11.1)
Shipments (thousand units) *12		16,700	19,100	24,200	41,100	43,400
Consumer and Commercial	1.8/2.5inch *13 3.5inch *14	9,100 6,300	11,200 6,300	13,900 8,100	23,100 14,400	25,100 14,400
Servers *15		1,200	1,500	2,000	3,100	3,400
Emerging *16		200	200	290	480	480

		(The upper row shows comparisons to the previous year*18)
		Fiscal 2003		Fiscal 2004
Period recorded for consolidated accounting purposes (Shipment Period)		Three months ended June 30 (Jan. 2003 to Mar. 2003)		Three months ended June 30(Actual) (Jan. 2004 to Mar. 2004)	Total (Forecast) (Jan. 2004 to Dec. 2004)
			Ref *17
Sales (billions of yen)		—	—	146% (108%)	108% (102%)
		77.3	104.1	112.6	494.0
Operating income (loss)		—	—	—	—
(billions of yen)		(14.4)	(14.5)	7.0	20.0
Shipments (thousand units) *12		6,900	9,300	10,900	50,000-55,000
Consumer and Commercial	1.8/2.5inch *13 3.5inch *14	3,500 2,900	5,600 2,900	6,300 3,500
Servers *15		400	700	900
Emerging *16		60	60	250

Notes: *9. Figures include intra-segment transactions.

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4

*10.	On December 31, 2002, Hitachi purchased majority ownership in a company to which IBM Corporation’s hard disk drive operations had been transferred. On January 1, 2003, the company began operating as Hitachi GST. Hitachi GST has a December 31 year-end and Hitachi, Ltd. has a March 31 year-end. The year ended March 31, 2004 consolidated results for Hitachi, Ltd. include the results of Hitachi GST for the twelve-month period from January 1, 2003 through December 31, 2003. Meanwhile, the results of Hitachi, Ltd.’s HDD operations for the period from January 1, 2003 through March 31, 2003 were included in Hitachi’s consolidated financial results for the year ended March 31, 2003. On April 1, 2003, Hitachi, Ltd.’s HDD operations were integrated in Hitachi GST.

*11.	There have been changes to some product sector names. “1.8/2.5 inch” and “3.5 inch,” which are shown in the new product sector “Consumer and Commercial” were previously named “Mobiles” and “Desktops,” respectively.

*12.	Shipment less than 100,000 units have been rounded, with the exception of Emerging, where shipment less than 10,000 units have been rounded.

*13.	Note-PCs (2.5inch), consumer electronics applications (1.8inch), etc.

*14.	Desktop-PCs, consumer electronics applications(3.5inch), etc.

*15.	Disk array subsystems, servers (3.5inch), etc.

*16.	Hand held devices (1 inch), automotive (2.5 inch), etc.

*17.	The figures provided for reference purposes represent the combined sales and shipments of Hitachi, Ltd.’s HDD operations prior to integration and Hitachi GST’s operations, and are shown to give an overall picture of Hitachi’s HDD operations for the six-month period ended June 30, 2003, the twelve-month period ended December 31, 2003 and three-month period ended March 31, 2003, in this order.

*18.	Figures in parentheses for year-on-year comparisons represent comparisons with reference figures of the same period of the previous fiscal year.

*19.	Results for HDD operations in the period from January 1, 2004 through March 31, 2004 will be included in Hitachi’s fiscal 2004 first-quarter, ending June 30, 2004 results.

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5

2. Displays

(1) Sales and operating income (loss)

(The upper row shows comparisons to the previous year; billions of yen)

	Fiscal 2003			Fiscal 2004 (Forecast)
	1st half	2nd half	Total	1st half	2nd half	Total
Sales	119 118.7%	149 141.4%	134 260.2%	113 134.0%	105 149.0%	109 283.0%
Operating income (loss)	— (5.0)	— 10.8	— 5.8	— 9.0	83 9.0%	310 18.0%

(2) LCD Sales

(The upper row shows comparisons to the previous year; billions of yen)

	Fiscal 2003			Fiscal 2004 (Forecast)
	1st half	2nd half	Total	1st half	2nd half	Total
Sales	125 100.0%	185 124.0%	152 224.0%	120 120.0%	103 128.0%	111 248.0%
Large-size LCDs	95 55.0%	148 59.0%	116 114.0%	98 54.0%	88 52.0%	93 106.0%
Medium- & small-size LCDs	205 45.0%	241 65.0%	224 110.0%	147 66.0%	117 76.0%	129 142.0%

###

Hitachi Announces New Directors

Tokyo, April 28, 2004 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced new directors in accordance with a decision taken at a meeting of Nominating Committee convened today, and is subject to approval at Hitachi’s Ordinary General Meeting of Shareholders on June 24, 2004.

1. Director Candidates <Proposed at Hitachi’s Ordinary General Meeting of Shareholders on June 24, 2004> [* New]

<Chairman of the Board>

Tsutomu Kanai, currently Chairman of the Board

<Director>

  Etsuhiko Shoyama, currently Director; President and Chief Executive Officer

  Yoshiki Yagi, currently Director

  Kotaro Muneoka, currently Director

*Takashi Miyoshi, currently Senior Vice President and Executive Officer; General Manager of Finance

<Outside Director>

Ginko Sato, currently Outside Director; President, Japan Association for the Advancement of Working Women

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Hiromichi Seya, currently Outside Director; Senior Corporate Advisor, Asahi Glass Co., Ltd.

Akira Chihaya, currently Outside Director; Representative Director and Chairman of the Board, Nippon Steel Corporation

Toshiro Nishimura, currently Outside Director; Founder, Senior Council of Nishimura & Partners

<Director>

*Isao Uchigasaki, currently Hitachi Group Executive Officer; General Manager of Hitachi Group Headquarters; Chairman of the   Board, Hitachi Chemical Co., Ltd.

  Takashi Kawamura, currently Director; Chairman of the Board and Representative Executive Officer, Hitachi Software   Engineering Co., Ltd.

  Yoshiro Kuwata, currently Director; Chairman of the Board and Representative Executive Officer, Hitachi High-Technologies   Corporation

  Hiroshi Kuwahara, currently Director; Chairman of the Board and Representative Executive Officer, Hitachi Maxell, Ltd.

  Masayoshi Hanabusa, currently Director; Chairman of the Board, Hitachi Capital Corporation

2. Resigning Directors

Shigemichi Matsuka, currently Director

-	Scheduled to be appointed Senior Advisor to Hitachi, Ltd., after the company’s Ordinary General Meeting of Shareholders in June 2004.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE:HIT/TSE:6501) headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 326,000 employees worldwide. Fiscal 2003 (ended March 31, 2004) consolidated sales totaled 8,632.4 billion yen ($81.4 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Web site at http://www.hitachi.com.

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Biography of New Directors

Takashi Miyoshi

1. Date of Birth	:	September 25, 1947
2. Education
March, 1970	:	Graduated from the Faculty of Economics, Kyoto University
3. Business Experience
April, 2004	:	Senior Vice President and Executive Officer, General Manager of Finance
June, 2003	:	Executive Officer, General Manager of Finance
June, 2002	:	General Manager of Finance Department I
June, 2001	:	General Manager of Finance, Semiconductor & Integrated Circuits
January, 2000	:	Deputy General Manger and Department Manager of Finance, Finance & Distribution Systems
December, 1995	:	Department Manager of Accounting Control Department, Office System Division
June, 1989	:	Deputy Department Manager of Accounting Control Department, Kanagawa Works
April, 1970	:	Joined Hitachi, Ltd.

Isao Uchigasaki

1. Date of Birth	:	January 2, 1939
2. Education
March, 1962	:	Graduated from the Department of Science, Ibaraki University
3. Business Experience
April, 2004	:	Concurrently holds the post of Hitachi Group Executive Officer; General Manager of Hitachi Group Headquarters, Hitachi, Ltd.
June, 2003	:	Chairman of the Board, Hitachi Chemical Co., Ltd.
April, 2003	:	Representative Director and Chairman of the Board, Hitachi Chemical Co., Ltd.
June, 1997	:	Representative Director and President, Hitachi Chemical Co., Ltd.
December, 1996	:	General Manager of Industrial Materials Group, Hitachi Chemical Co., Ltd.
January, 1994	:	General Manager of Marketing & Sales Operations, Hitachi Chemical Co., Ltd.
June, 1993	:	Executive Managing Director, Hitachi Chemical Co., Ltd.
April, 1993	:	General Manager of Semiconductor & LCD Materials Division, Hitachi Chemical Co., Ltd.

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June, 1992	:	General Manager of Chemical Products Division, Hitachi Chemical Co., Ltd.
June, 1991	:	Board of Director, Hitachi Chemical Co., Ltd.
January, 1989	:	General Manager of Yamazaki Works, Hitachi Chemical Co., Ltd.
June, 1986	:	General Manager of Goi Works, Hitachi Chemical Co., Ltd.
April, 1963	:	Transferred to Hitachi Chemical Co., Ltd.
April, 1962	:	Joined Hitachi, Ltd.

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Grant of Incentive Stock Options

Tokyo, Japan, April 28, 2004 — Hitachi, Ltd. (TSE: 6501 / NYSE: HIT, “Company”) today announced that, as a measure intended to contribute to the maximization of corporate value by heightening the motivation of directors, executive officers and employees, the Board of Directors of the Company, at the meeting held today, resolved to submit a proposal at the Ordinary General Meeting of Shareholders, to be held on June 24, 2004, regarding the issue of stock acquisition rights for the purpose of granting stock options pursuant to Article 280-20 and Article 280-21 of the Japanese Commercial Code.

The details of the proposal are as follows:

1.	Qualified persons to be allocated the stock acquisition rights (the “Rights”)

Directors, executive officers and employees of the Company

2.	Class and number of shares to be issued upon exercise of the Rights

Not more than 1,500,000 shares of the Company’s common stock (the “Common Stock”) in total.

In the event that the Company splits or consolidates its Common Stock, the number of shares to be issued upon exercise of the Rights shall be adjusted according to the following formula.

Number of shares after adjustment	=	Number of shares before adjustment	×	Ratio of stock split or consolidation

Any fraction less than one share derived in consequence of adjustment shall be rounded down to the nearest one share.

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3.	Total number of the Rights to be issued

Not more than 1,500 Rights in total. The number of shares to be issued upon exercise of each Right shall be 1,000, which shall be adjusted in accordance with the preceding provision (2. above).

4.	Issue price of the Rights

No consideration shall be paid.

5.	Amount to be paid upon exercise of the Rights

The amount to be paid per share upon exercise of the Rights (the “Exercise Price”) shall be 1.05 times of the average of the closing price (including indication of any bid or offer) of a Common Stock on the Tokyo Stock Exchange on each of the thirty consecutive trading days commencing on the forty-fifth trading day preceding the issue date (excluding the number of days on which no closing price is quoted), any fraction less than one yen shall be rounded up to the nearest one yen. However, in the event that the price is less than the closing price of the issue date (or if no closing price is quoted on the issue date, the latest closing price before the issue date shall be applied), the Exercise Price shall be 1.05 times of the closing price of the issue date.

In the event that the Company issues new shares or reissues its own shares at price less than the market price (excluding the issue of shares resulting from the exercise of the stock acquisition rights) after the issue date, the Exercise Price will be subject to adjustment in accordance with the following formula, and any fraction less than one yen derived in consequence of adjustment shall be rounded up to the nearest one yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	×	Number of shares already issued	+	Number of new shares to be issued	×	Amount to be paid per share

Market price per share before issue

				Number of shares already issued	+	Number of new shares to be issued

In the above formula, the number of its own shares shall be excluded from the number of shares already issued. In the case of the reissue of its own shares, “Number of new shares to be issued” means “Number of its own shares to be reissued” and “Market price per share before issue” means “Market price per share before reissue.”

Upon stock split or consolidation of Common Stocks, the Exercise Price will be subject to adjustment in accordance with the following formula, and any fraction less than one yen derived in consequence of adjustment shall be rounded up to the nearest one yen.

Exercise Price After adjustment	=	Exercise Price before adjustment	×	1
Ratio of stock split or consolidation

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6.	Period during which the Rights may be exercised

The Rights will be exercisable within a three-year period following one year from the issue date.

7.	Conditions for exercise of the Rights

(1)	In the event a person holding the Rights loses the position of director, executive officer or employee of the Company, such person may exercise the Rights only within the succeeding six months of such event. In the event of the death of the person, the Rights expire immediately.

(2)	Other terms of exercising the Rights shall be subject to the provisions in granting agreement between the Company and each qualified person.

8.	Cancellation of the Rights

The Company may cancel the Rights at any time without consideration.

9.	Restriction on the transfer of the Rights

The approval by the Board of Directors of the Company shall be required for transfer of the Rights.

Note:

The issue of the Rights above is subject to the approval by shareholders at the 135th Ordinary General Meeting of Shareholders to be held on June 24, 2004.

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